                                                 Registration Statement No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts
                             ----------------------
                                 BAE SYSTEMS plc
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)
                             ----------------------
                                England and Wales
            (Jurisdiction of Incorporation or organization of Issuer)
                             ----------------------
                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)

                1 Chase Manhattan Plaza, New York, New York 10081
                            Tel. No.: (212) 552-4944
       (Address, including zip code, and telephone number of depositary's principal offices)
                             ----------------------
                         BAE SYSTEMS North America, Inc.
                               1601 Research Blvd.
                               Rockville, MA 20850
                                 (301) 838-6000
         (Address, including zip code, and telephone number of agent for service)
                             ----------------------
                                   Copies to:
                             Scott A. Ziegler, Esq.
                        Ziegler, Ziegler & Associates LLP
                              570 Lexington Avenue

                            New York, New York 10022
                                  212-319-7600

[X]   immediately upon filing   [ ]   on [date] at [time]

If a separate registration statement has been filed to register the deposited
shares, check the following box.    [ ]

                                   CALCULATION OF REGISTRATION FEE

================================================================================================
                                                    Proposed       Proposed
                                                     Maximum       Maximum
                                                    Offering      Aggregate
  Title of Each Class of           Amount        Price Per Unit    Offering        Amount of
Securities to be Registered   to be Registered        (1)          Price (2)    Registration Fee
------------------------------------------------------------------------------------------------
American Depositary Shares
evidenced by  American
Depositary Receipts, each
American Depositary Share
representing four (4)
ordinary shares of BAE
SYSTEMS  plc                     50,000,000           $5.00       $2,500,000        $203
================================================================================================

(1) Each unit represents 100 American Depositary Shares.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

          This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

          The Prospectus consists of the form of American Depositary Receipt ("ADR") included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                                       Location in Form of
              Item Number                               ADR Filed Herewith
              and Caption                                 as Prospectus
              -----------                              -------------------
1.  Name of depositary and                 Face, introductory paragraph and
    address of its principal               final sentence on face.
    executive office

2.  Title of ADR and identity              Face, top center and introductory
    of deposited securities                paragraph

    Terms of Deposit

    (i)   The amount of deposited          Face, upper right corner and introductory
          securities represented by        paragraph
          one unit of ADRs

    (ii)  The procedure for voting,        Reverse, paragraph (12)
          if any, the deposited
          securities

    (iii) The collection and               Face, paragraphs (4), (5) and (7); Reverse,
          distribution of dividends        paragraph (10)

    (iv)  The transmission of              Face, paragraphs (3) and (8); Reverse
          notices, reports and             paragraph (12)
          proxy soliciting material

    (v)   The sale or exercise of          Face, paragraphs (4) and (5); Reverse,
          rights                           paragraph (10)

    (vi)  The deposit or sale of           Face, paragraphs (4) and (5); Reverse
          securities resulting from        paragraphs (10) and (13)
          dividends, splits or plans
          of reorganization

    (vii) Amendment, extension or          Reverse, paragraphs (16) and (17) (no
          termination of the deposit       (no provision for extension)
          agreement

                                                       Location in Form of
              Item Number                              ADR Filed Herewith
              and Caption                                as Prospectus
              -----------                              -------------------
    (viii)Rights of holders of ADRs        Face, paragraph (3)
          to inspect the transfer books
          of the Depositary and the
          lists of holders of ADRs

    (ix)  Restrictions upon the right      Face, paragraphs (1), (2), (4) and (5)
          to deposit or withdraw the
          underlying securities

    (x)   Limitation upon the liability    Reverse, paragraph (14)
          of the Depositary and/or the
          Company

3.  Description of all fees and            Face, paragraph (7)
    charges which may be imposed
    directly or indirectly against
    the holders of ADRs

Item 2. AVAILABLE INFORMATION

                                                       Location in Form of
              Item Number                              ADR Filed Herewith
              and Caption                                 as Prospectus
              -----------                              -------------------
2(a) Statement that the foreign issuer     Face, paragraph (8)
furnishes the Securities and Exchange
Commission with certain public reports
and documents required by foreign law or
otherwise under Rule 12g3-2(b) under the
Securities Exchange Act of 1934, as
amended

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

          (a) Form of Amended and Restated Deposit Agreement dated as of May , 2003 among BAE SYSTEMS plc (fka British Aerospace Public Limited Company), JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").

          (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

          (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

          (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

          (e) Certification under Rule 466.

Item 4. UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 1, 2003.

                                  Legal entity created by the form of Deposit
                                  Agreement for the issuance of ADRs evidencing American Depositary Shares


                                  By: JPMORGAN CHASE BANK, in its capacity as
                                      Depositary


                                  By: /s/Jordana Chutter
                                      ------------------------------------------
                                  Name:  Jordana Chutter
                                  Title: Vice President

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, BAE SYSTEMS plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on May 1, 2003.

                                  BAE SYSTEMS plc


                                  By: /s/Michael Turner
                                      ------------------------------------------
                                  Name: Michael Turner
                                  Title: Chief Executive Officer

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sir Richard Evans, Michael Turner, Christopher Geoghegan, Steven Mogford, Mark Ronald, George Rose and Michael Lester, and each of them (with full power to each of them to act alone) his true and lawful attorney-in-fact and agent, with the power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments, including post-effective amendments, and supplements to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 1, 2003.

                Name                                    Title
                ----                                    -----


/s/Sir Richard Evans                       Chairman and Director
--------------------------------------
Sir Richard Evans


/s/Michael Turner                          Chief Executive Officer and Director
--------------------------------------
Michael Turner


/s/Christopher Geoghegan                   Chief Operating Officer and Director
--------------------------------------
Christopher Geoghegan

/s/Mark Ronald                             Chief Operating Officer and Director
--------------------------------------
Mark Ronald


/s/Steven Mogford                          Chief Operating Officer and Director
--------------------------------------
Steven Mogford


/s/George Rose                             Group Finance Director
--------------------------------------
George Rose


/s/Michael Lester                          Group Legal Director
--------------------------------------
Michael Lester


/s/Sir Robin Biggam                        Director
--------------------------------------
Sir Robin Biggam


                                           Director
--------------------------------------
Professor Susan Birley


                                           Director
--------------------------------------
Keith Brown


                                           Director
--------------------------------------
Dr. Ulrich Cartellieri


                                           Director
--------------------------------------
Rt. Hon Lord Hesketh


                                           Director
--------------------------------------
Sir Peter Mason

                                           Director
--------------------------------------
Rt. Hon Michael Portillo


                                           Director
--------------------------------------
Paolo Scaroni

                     SIGNATURE OF AUTHORIZED REPRESENTATIVE

          Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BAE SYSTEMS plc., has signed this Registration Statement on Form F-6 in the City of New York, State of New York on May 1, 2003.

DEPOSITARY MANAGEMENT CORP.


By: /s/Scott A. Ziegler
-------------------------------------
Name: Scott A. Ziegler
Title: Authorized Officer

INDEX TO EXHIBITS

Exhibit                                                             Sequentially
Number                                                              Numbered Page
-------                                                             -------------
(a)       Form of Amended and Restated Deposit Agreement.

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)       Rule 466 Certification